AMERICAN HOMES 4 RENT

30601 Agoura Road, Suite 200

Agoura Hills, California 91301

October 16, 2013

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	American Homes 4 Rent

Registration Statement on Form S-11 (File No. 333-191015)

Request for Acceleration of Effective Date

Dear Mr. Dang:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American Homes 4 Rent (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern time, on October 17, 2013, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing. By separate letter, the managing underwriters of the proposed offering are joining in the Company’s request for acceleration of effectiveness of the Registration Statement.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

American Homes 4 Rent

/s/ Sara H. Vogt-Lowell
By:	Sara H. Vogt-Lowell
Title:	Senior Vice President and Chief Legal Officer

[Signature Page to Request for Acceleration]